SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 (Rule 14d-100)

      TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2


                          GRUPO IUSACELL, S.A. DE C.V.
                          ----------------------------
                       (Name of Subject Company (Issuer))

                               BIPER, S.A. DE C.V.
                           MOVIL ACCESS, S.A. DE C.V.
                           --------------------------
                       (Name of Filing Persons (Offerors))

                 SERIES V SHARES AND AMERICAN DEPOSITARY SHARES
                   (EACH ADS REPRESENTING 100 SERIES V SHARES)
                   -------------------------------------------

                         (Title of Class of Securities)

                                40050B209 (ADSs)
                                ----------------
                      (CUSIP Number of Class of Securities)
                           Movil Access, S.A. de C.V.
                                 Av. Insurgentes
                             Sur 3696 y Calle Nueva
                               Colonia Pena Pobre
                                Mexico D.F. 14260
                               011 52-55 5447-8900
                              --------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

                                   Copies to:

                             Patrick J. Dooley, Esq.
                            Steven H. Scheinman, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022

                            CALCULATION OF FILING FEE

-------------------------------------- ---------------------------------------


         Transaction
          Valuation*                             Amount of Filing Fee**
-------------------------------------- ---------------------------------------


         $10,000,000                                     $2,000
-------------------------------------- ---------------------------------------



     *Represents the U.S. dollar equivalent of the aggregate cash consideration in Mexican pesos to be paid by the filing person for all outstanding Series A Shares and Series V Shares, including those represented by ADSs, calculated using the average of the exchange rates reported on each of the five consecutive business days ending two business days prior to June 12, 2003 by Reuters and Bloomberg on their FXBENCH page as the closing rate for the exchange of pesos and dollars, which was Ps.10.4975 to US$1.00.
     ** Represents 1/50th of 1% of transaction valuation.
|X| Check the box if any part of the fee is offset as provided by Rule 0-11
    (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:$2,000
                       ------
Filing Party: Movil Access, S.A. de C.V., Biper, S.A. de C.V.
              -----------------------------------------------
Form or Registration No.:  Schedule TO       Date Filed:     June 30, 2003
                           ------------                      -------------
|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|third-party tender offer subject to Rule 14d-1.

      |_|issuer tender offer subject to Rule 13e-4.

      |_|going-private transaction subject to Rule 13e-3.

      |_|amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

Item 12. Exhibits


(a)(ix)  Press release, dated July 25, 2003

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           MOVIL ACCESS, S.A. de C.V.


                                           By: /s/ Pedro Padilla
                                               ------------------
                                               Name: Pedro Padilla
                                               Title: Vice President


Date:  July 25, 2003

                                            BIPER, S.A. de C.V.


                                           By: /s/ Pedro Padilla
                                               -----------------
                                               Name: Pedro Padilla
                                               Title: Vice President


Date:   July 25, 2003

                                INDEX TO EXHIBITS


         Exhibit Number                                       Description

         (a)(1)                  U.S. Offer to Purchase, dated June 30, 2003 *

         (a)(2)                  Form of ADS Letter of Transmittal *

         (a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees *

         (a)(4)                  Form of Letter to Clients *

         (a)(5)                  Notice of Guaranteed Delivery *

         (a)(6) Guidelines for certification of Taxpayer Identification Number on substitute Form W-9 *

         (a)(7) Summary Advertisement, dated June 30, 2003, published in The Wall Street Journal *

         (a)(8) Press release, dated June 30, 2003, announcing the commencement of the Offers *

         (a)(9)                  Press release, dated July 25, 2003

         (d)(1) Acquisition Agreement, dated as of June 12, 2003, by and among Biper, S.A. de C.V., Movil Access, S.A. de C.V., Bell Atlantic International, Inc., Bell Atlantic Latin America Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V.*

         (d)(2) Escrow Agreement, dated as of June 12, 2003, by and among Biper, S.A. de C.V., Movil Access, S.A. de C.V., Bell Atlantic International, Inc. , Bell Atlantic Latin America Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc., Vodafone Americas B.V. and The Bank of New York, a New York banking corporation.*
------------------------

* Previously filed